Exhibit (a)(5)(c)

Corrected Transcript

12-Nov-2026

EnerSys (ENS)

Q2 2027 Earnings Call

Total Pages: 17
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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

CORPORATE PARTICIPANTS

Lisa Hartman Langell	Andrea J. Funk
Vice President, Head of Investor Relations and Corporate Communications, EnerSys	Executive Vice President & Chief Financial Officer, EnerSys

Shawn M. O’Connell
President, Chief Executive Officer & Director, EnerSys

OTHER PARTICIPANTS

Noah Kaye	Gregory Lewis
Analyst, Oppenheimer & Co., Inc.	Analyst, BTIG LLC

Brian Drab	Chip Moore
Analyst, William Blair & Co. LLC	Analyst, ROTH Capital Partners LLC

MANAGEMENT DISCUSSION SECTION

Operator: Hello, everyone. Thank you for joining us, and welcome to the EnerSys Second Quarter Fiscal 2027 Earnings Call. After today’s prepared remarks, we will host a question-and-answer session. [Operator Instructions]

I will now hand the conference over to Lisa Hartman Langell, VP of Investor Relations and Corporate Communications. Lisa, please go ahead.

Lisa Hartman Langell

Vice President, Head of Investor Relations and Corporate Communications, EnerSys

Good morning, everyone. Thank you for joining us today to discuss EnerSys second quarter 2027 results. On the call with me are Shawn O’Connell, EnerSys’ President and Chief Executive Officer; and Andi Funk, EnerSys’ Executive Vice President and Chief Financial Officer.

This morning, we published our second quarter fiscal year 2027 results with the SEC, which are available on our website. We also posted slides that we’ll be referring to during this call. The slides are available on the presentations page within the Investor Relations section of our website.

As a reminder, we will be presenting certain forward-looking statements on this call that are subject to uncertainties and changes in circumstances. Our actual results may differ materially from these forward-looking statements for a number of reasons. These statements are made only as of today. For a list of forward-looking statements and factors which could affect our future results, please refer to our recent Form 8-K and 10-K filed with the SEC.

In addition, we will be presenting certain non-GAAP financial metrics, particularly concerning our adjusted consolidated operating earnings performance, free cash flow, adjusted diluted earnings per share and adjusted EBITDA, which exclude certain items. For an explanation of the difference between the GAAP and non-GAAP financial metrics, please see our company’s Form 8-K, which includes our press release dated November 11, 2026.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Now, I’ll turn the call over to EnerSys’ CEO Shawn O’Connell.

Shawn M. O’Connell

President, Chief Executive Officer & Director, EnerSys

Thank you, Lisa, and good morning. Please turn to slide 4. During today’s call, we will review our second quarter results and discuss demand trends across our end markets. We’ll also highlight progress advancing our EnerGize strategy, including our recently announced proposed acquisition of Ultralife and new product milestones. We will close with guidance for the third quarter of fiscal year 2027.

Please turn to slide 5. In the second quarter, we delivered adjusted gross margin expansion, adjusted operating margin expansion and adjusted EPS growth, reflecting the strength of our balanced business within attractive end markets. Looking across our businesses, robust defense demand drove over 20% sales growth in our PPS segment, and data centers delivered another quarter of double-digit sales growth, driving total NIS segment revenue growth of 3% against an unusually high Q2 prior year. We saw mixed demand trends in IMS with robust transportation demand only partially mitigating the wake of the broad material handling market softness on total segment performance. In addition to our financial results, we achieved several important strategic milestones this quarter that demonstrate tangible progress towards our longer-term growth objectives.

Turning to slide 6. We are excited about our recently announced proposed acquisition of Ultralife, a leading provider of advanced battery technologies and power solutions for defense and other specialized applications. Headquartered in New York, Ultralife will bring an established portfolio of rechargeable and non-rechargeable lithium batteries, battery systems and related accessories. We expect that following closing these capabilities would help us accelerate our growth in mission-critical defense applications, particularly high growth drone and counter-drone systems.

Turning to the transaction details, under the terms of our agreement, we have agreed to acquire Ultralife for an enterprise value of approximately $320 million funded with cash on hand. Following closing, we plan to integrate Ultralife into our Precision Power Solutions segment. We expect to deliver approximately $15 million to $20 million in annual run rate cost synergies within 18 months of closing, with the transaction expected to be accretive to adjusted earnings per share within that same timeframe. The valuation implies an 8.3 times multiple of Ultralife synergy-adjusted trailing 12-month adjusted EBITDA. Subject to customary closing conditions, including required regulatory approvals, we expect to close in the first quarter of calendar 2027. Until closing EnerSys and Ultralife will continue to operate as separate and independent companies. We are confident that our shared commitment to engineering, problem solving and customer focus will create a strong cultural fit. Following closing, we look forward to combining our strengths to accelerate growth, enhance performance and deliver greater value to our customers and shareholders.

Turning to slide 7. Ultralife is a compelling strategic fit for us, complementing our multi-chemistry expertise and our liquid reserve technologies with an impressive patent portfolio and strong, long-standing customer relationships. The strategic rationale for us is highly compelling. First, it expands EnerSys’ advanced defense power technology portfolio with the addition of differentiated multi-chemistry capabilities, purpose-built advanced manufacturing capacity with existing security and environmental permits, and operational expertise to scale production of EnerSys’ proprietary liquid reserve battery technology.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Second, it would increase our scale and broaden our exposure to the large and rapidly growing defense market with capabilities across mission-critical applications in munitions, soldier power, drones, counter-drones and autonomous systems accelerating EnerSys’ focused growth strategy. Third, it would deepen our customer relationships by creating a broader Foreign Entity of Concern-compliant product portfolio for US defense and allied customers that delivers leading-edge, cost-effective technologies for the increasingly electrified battlefield of the future. And fourth, it supports an attractive financial profile. As mentioned, we expect to generate approximately $15 million to $20 million in annual cost synergies and for the transaction to be accretive to adjusted EPS within approximately 18 months of closing.

Please turn to slide 8. Looking more broadly at our growth strategy to leverage our core technology platforms and leading market positions across diverse end markets, we achieved several important new product milestones this quarter we’d like to share with you now. Starting with our lithium data center offering, we are seeing encouraging commercial traction with DataSafe Noir. We received our first customer order from a provider of backup power for major sporting and entertainment events. Following testing and evaluation, the customer selected DataSafe Noir noting its high power density is an important factor in the decision. This initial win provides early validation of our technologies’ differentiated performance and reinforces our confidence in Noir’s potential to expand our participation in the growing data center market.

I’d also like to address our expectations of the impact from the recent US midterm elections on our data center business. As a reminder, we are in an advantaged position, enjoying over 50% of US market share of lead acid batteries used in UPS systems. Our DataSafe Noir new product launch enables us to expand our share of wallet with existing valued customers who may choose lithium batteries, which is largely skewed to new data center construction. While there is a potential for delays in building out these new sites, if this would occur, the ongoing demand acceleration for data would put more focus on existing data centers, where we have the leading share position with our TPPL batteries providing the highest energy density of lead offerings. The demand for Noir is all incremental to our existing robust data center growth. We took into consideration contingencies for new product ramp timing and our longer-term growth algorithm, and thus do not anticipate a material change to our data center outlook as a result of the elections.

Within aerospace and defense, our PPS line of business continues to see robust demand and we’ve received several notable awards in the quarter. We secured approximately $15 million in funding to expand munitions battery production capacity. We also received the $50 million multiyear order in Europe for soldier power solutions. Both of these awards reinforce the breadth of demand for our solutions across the US and allied defense markets.

Additionally, we continue to make progress advancing plans for our defense-focused lithium cell manufacturing facility in South Carolina. We recently held a weeklong planning workshop in South Carolina with our facility engineering, design, construction and technology partners, in which we established critical milestones and strengthened execution plans. We are excited and preparing to begin construction in the first half of fiscal 2028 once the NEPA process, which is our gating milestone, is concluded.

In material handling, we recognized our first revenue from our next-gen lithium offering this quarter. This strategic new product introduction will enable us to enjoy more growth at a better price point for our customers with higher margins for our investors. The speed of this new product introduction to market is a testament to EnerGize in action and our centers of excellence model taking shape.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

In addition to these notable milestones to optimize our core and accelerate our growth, we’re also making progress invigorating our operating model by strengthening the capabilities needed to execute our EnerGize strategy. We recently appointed Navi Grewal as our Chief Digital, AI and Information Officer. In this role, Navi will lead our digital transformation efforts, leveraging data and AI to simplify our systems, enhance productivity and drive greater operational efficiency across the organization. We are so pleased to have Navi on the EnerSys team and look forward to working with her to advance our digital and AI strategies.

Please turn to slide 9. Turning to current demand trends across our end markets, Q2 2027 orders were up 21% versus prior year with our book to bill at 1.09 and backlog up 36% versus prior year. While orders were up across every one of our lines of business, it is worth noting that PPS orders were up an impressive 203% over prior year on program awards with very robust demand for our critical A&D solutions.

Within IMS, transportation orders were up 60% year-over-year and 45% sequentially, with backlog doubling for the same periods. Material handling orders, however, were down lower single digits year-over-year as the market continues to show mixed signals on timing of recovery and response to a volatile macro environment. We remain ready to capture pent-up demand to maintain a highest degree of confidence that the material handling market will improve later this fiscal year, with return to growth by fiscal year-end. We also look forward to enjoying the incremental sales of our previously mentioned next-gen lithium batteries and Synova chargers, which we expect will begin to ramp leading into our next fiscal year and will offer significant growth opportunities, particularly when integrated with our Fortix warehouse battery energy storage system in the next fiscal year.

In NIS, communications sales were flat in the quarter as continued strong demand for power electronics supporting DOCSIS 4.0 upgrades was muted by a strong prior year comp. Data center backlog more than doubled and orders were up mid-teens year-over-year, reflecting the continued demand for our lead offerings in the space, which will be further complemented by incremental sales of DataSafe Noir. In PPS, we saw strong bookings and backlog increase in the quarter, which I mentioned earlier. Our 21% year-on-year revenue growth was driven by increases across our A&D products, particularly in soldier power.

In closing, I’m increasingly confident in our strategy and the opportunities across our core markets, with particularly exciting growth opportunities ahead in defense as well as our new product launches with Noir, next-gen lithium, our Synova Charger and our Fortix battery energy storage system. We are building momentum in some of the most attractive areas of our business, while strengthening our operations and expanding our core capabilities. These efforts are positioning EnerSys to accelerate growth and deliver sustained profitability over the longer-term. I want to thank our entire EnerSys team for their dedication and commitment to our customers. Their hard work is what makes this progress possible and sets us up for sustained compounding financial results.

Now, I’ll turn it over to Andi to discuss our financial results and outlook in greater detail. Andi?

Andrea J. Funk

Executive Vice President & Chief Financial Officer, EnerSys

Thanks, Shawn. Please turn to slide 11. Net sales came in at $950 million, roughly flat versus the prior year as price mix, volumes and foreign currency translation were all similar to the prior year second quarter. We came in at the low end of our sales guidance range before FX on prolonged material handling market delays that pressured top line more than we had expected.

In the quarter, we had a $2 million or $0.04 per share reduction to tariff refunds that are excluded from line of business results, bringing our year-to-date tariff expense refunds to $29 million or $0.59 per share. We will discuss all results excluding the tariff refund impact to reflect ongoing operations.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Excluding the tariff refund, we achieved adjusted gross profit of $287 million, up $10 million or 4% versus same prior year period. Ex 45X benefits and the tariff refund, adjusted gross profit increased approximately $5 million or 2% year-over-year. Q2 2027 adjusted gross margin, excluding tariff refunds, of 30.2% was up 110 basis points versus the prior year. Adjusted gross margin, ex 45X benefits and the tariff refund, was 25.6%, up 60 basis points. This improvement reflects favorable volumes and price mix in NIS and PPS that more than offset the impact of lower material handling volumes and price mix in IMS.

Our adjusted operating earnings, excluding tariff refunds, were $154 million in the quarter, up 15% versus the prior year, with a margin of 16.2%, an improvement of 210 basis points. Ex 45X benefits and the tariff refund, adjusted operating earnings of $110 million increased 17% year-over-year, with a margin of 11.6%, up 170 basis points.

Adjusted EBITDA excluding tariff refunds, was $172 million, an increase of $22 million or 15% versus prior year, with a margin of 18.1%, up 230 basis points. Ex 45X benefits and the tariff refund, adjusted EBITDA was $128 million, up $17 million or 16% year-on-year, with a margin of 13.5%, up 180 basis points from the prior year. Adjusted diluted EPS, excluding the tariff refund, was $3.26 per share, a 23% increase over prior year. Ex 45X benefits and the tariff refund, adjusted EPS was $2.06, up 28% versus prior year.

Our Q2 2027 effective tax rate was 12.6% on an as reported basis and 21.6% on an as adjusted basis before the benefit of 45X compared to 22.9% in Q2 2026 and 21.8% in the prior quarter. We expect our full year tax rate on an as adjusted basis before the benefit of 45X for fiscal year 2027 to be in the range of 21.5% to 23.5%.

Please turn to slide 12. We are realizing the benefits of our strategy to maximize near-term IRC 45X tax benefits and mitigate future risks associated with potential tariffs while reinforcing our commitment to strengthen domestic industrial security. Our 45X benefits in the quarter increased $5 million year-over-year on flat volumes as a result of transitioning production from Mexico to our existing facilities in the US. Going forward, we will continue to share our results both with and without 45X, but will not be separately guiding 45X.

While the tariff policy environment continues to evolve, our approach remains unchanged. We continue to leverage our global manufacturing footprint, sourcing flexibility and targeted pricing measures to mitigate potential impacts. During the quarter, we received an additional $28 million of total expected IEEPA tariff cash refund following receiving $16 million in cash in the prior quarter.

Let me now provide details by segment. Please turn to slide 13. In the second quarter, NIS revenue increased 3% from prior year to $449 million, primarily driven by volume growth against a seasonally strong prior year comp. Adjusted operating earnings increased 38% from prior year to $50 million, primarily reflecting benefits from improved cost efficiencies and higher volumes. Adjusted operating margin of 11.2% increased 290 basis points versus prior year on an exceptionally favorable mix of higher margin products.

IMS revenue decreased 8% from prior year to $397 million, reflecting lower volumes and unfavorable price mix from ongoing market softness in material handling. IMS adjusted operating earnings were $38 million, down 13% from prior year, resulting in adjusted operating margins of 9.5%, down 60 basis points versus prior year, reflecting the unfavorable mix from higher proportionate transportation sales and lost leverage on lower material handling volumes.

While near-term material handling markets remain challenged and recovery is taking longer than expected at the beginning of the year, we expect to start seeing more consistent signs of recovery in Q4 and entering fiscal year 2028. IMS remains very well-positioned for growth, supported by our new product introductions and a market recovery as well as ongoing material handling electrification, automation and customer enthusiasm for our maintenance-free and charger solutions.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

PPS revenue increased 21% from prior year to $104 million, driven by strong volume growth in defense batteries and favorable price mix. PPS adjusted operating earnings were $23 million, up 43% versus prior year, driven by the criticality of our product offerings in this very robust market. Adjusted operating margin of 21.9% increased 340 basis points year-over-year. We continue to have confidence in sustained top line growth and margin performance within this important and strategic segment, driven by the electrification of the battlefield and the priority of FEOC-compliant battery supply chains in aerospace and defense.

Please turn to slide 14. Impressive cash flow generation and a strong balance sheet continue to deliver value and capital allocation options for our shareholders. Operating cash flow of $143 million, offset by CapEx of $12 million, resulted in free cash flow of $130 million in the quarter.

As a reminder, last fiscal year, cash receipt of our US federal tax refund happened in the second fiscal quarter, while this fiscal year we received it in our first fiscal quarter. Excluding the cash benefit of 45X, free cash flow was $68 million higher year-over-year. Fiscal year to date, our total free cash flow of $348 million is up $183 million. Free cash flow conversion in the quarter was 146%. Excluding the benefit of 45X to earnings and cash, free cash flow conversion was an impressive 275% on improved earnings, disciplined capital allocation decisions and targeted emphasis to optimize primary operating capital, or POC.

At the end of Q2, POC decreased to $836 million versus $877 million at the end of fiscal 2026 on improved receivables measured internally by POC as a percentage of annualized sales, improving 20 basis points versus fiscal 2026 year-end. Versus the prior second quarter, POC decreased $170 million and POC as a percentage of annualized sales improved 450 basis points on targeted inventory efficiency actions as well as benefits of our Q3 2026 expanded receivables purchasing agreement. As we continue to invigorate our operating model, our COEs are focused on further enhancing POC discipline, which we expect will unlock additional value for our shareholders over time.

In the quarter, we repatriated approximately $300 million of cash from EMEA, which was used to pay down our revolver and reduce future interest expense exposure. As of October 4, 2026, we had $276 million of cash and cash equivalents on hand. Net debt of $555 million represents a decrease of nearly $130 million since the end of fiscal 2026. Our leverage ratio of 0.8 times EBITDA remains well below our target range, leaving us with ample dry powder for capital allocation optionality.

Please turn to slide 15. Capital expenditures were $12 million in the quarter, with our expectation for approximately $70 million of CapEx in fiscal year 2027 remaining unchanged. During the second quarter, we repurchased 679,000 shares for $130 million at an average price of approximately $191 per share as well as approximately 239,000 shares for approximately $40 million post quarter end as of November 6. We also paid $10 million in dividends. We have approximately $770 million in our buyback authorization as of October 4, 2026, and we continue to be judicious in our share buyback activity with the capacity to increase buybacks in periods of market dislocation.

While we look forward to closing the pending acquisition of Ultralife, and following closing, integrating the business, our capital allocation strategy, including M&A strategy, is unchanged. We will continue to evaluate accretive bolt-on acquisition opportunities that align with our disciplined, strategic and financial criteria and that could strengthen our customer intimacy, enhance technical capabilities, expand share of wallet and accelerate our strategy in areas where we have a right to win.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Please turn to slide 16. As we previously noted, our earnings growth in the first half of fiscal 2027 has been driven primarily by margin expansion and cost management, with top line growth expected to contribute more meaningfully as we progress through the second half. We are pleased with the ongoing trajectory of our business. Our third quarter outlook reflects continued strength across aerospace and defense, data centers and transportation, with communications picking up and material handling demonstrating early recovery that should transform IMS segment revenue to year-on-year growth.

From a margin perspective, Q3 has a few nuances to keep in mind. First, we expect IMS to see margin pressure as transportation outpaces higher-margin material handling growth, largely offsetting the margin lift from incremental volume. In PPS and NIS, the project nature of these businesses and relative quarter-to-quarter fluctuations create tough comps, as both segments delivered exceptionally strong margins in both Q3 fiscal 2026 and Q2 fiscal 2027.

Finally, we are experiencing a step-up in some freight and commodity inflation, which may take a quarter to fully recapture. For the third quarter of fiscal 2027, we expect net sales in the range of $935 million to $975 million, with adjusted diluted EPS of $3.05 to $3.15 per share.

I should note that we’re continuing to exclude tariff refunds and any customer reimbursements of refunds from our guidance, and we’ll disclose and remove any such impact in our discussions next quarter, as we did this quarter, to provide better transparency into our ongoing operational performance. Our guidance also excludes any impact of the proposed acquisition of Ultralife. We remain confident in our continued ability to generate strong cash flow, invest in growth and return capital to shareholders.

With this, let’s open it up for questions. Operator?

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

QUESTION AND ANSWER SECTION

Operator: We will now begin the question-and-answer session. [Operator Instructions] Your first question comes from the line of Noah Kaye with Oppenheimer & Co. Your line is now open. Please go ahead.

Noah Kaye Analyst, Oppenheimer & Co., Inc.	Q

Hey, good morning, all. How are you?

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Good morning, Noah.

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Good morning, Noah.

Noah Kaye Analyst, Oppenheimer & Co., Inc.	Q

Just maybe starting with IMS, I guess, first, maybe give us a little bit of color on the price mix dynamics in the quarter? In an inflationary environment, maybe help us tease out what was price versus sort of mix down. And then really, what drives the confidence in materials handling recovery in 4Q and how you think about kind of a level of recovery needed before IMS margins start to improve?

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Yeah, Noah, nice to hear your voice this morning. It’s Shawn. I’ll jump in and then Andi can provide some numbers detail. Our price mix calculations, because that’s where you started, takes into account what we’re selling and the relative price and margin at each. I would tell you that it’s more a function of less TPPL sales in the period and more flooded sales. So it was more of a mix issue, which is just relative to customer timing, but we – that leads into the other part of your question, and what’s giving us confidence in the recovery.

If you saw some of the public reportings, there’s not many that publicly report from the truck side, but sort of their public comments mirror what we’re seeing in new truck orders. So, for example, one of the reporters said their bookings are up 45% year-on-year. And we’re seeing that also in the truck data that we receive. And we usually trail that by a couple of months, usually about a quarter tops, on when we follow through with the actual battery sales.

You’ll also note that they were – some of those folks reported being down in a sort of mid-double-digit teens again this year on a soft market, and we didn’t see that sort of pain. And I think that’s – while we were down a little bit, I think it’s relative to – we have noted that we’ve picked up some share, particularly in our flooded lead acid offering and being able to leverage a soft market to gain in that way, and also we have the continued benefit of the replacement market.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

So we do see it picking up. We have seen in earlier periods of the year some spikes in the order book. This one seems to be more meaningful and I think we’re ready to capitalize on it when it happens. Andi, would you add anything to that [ph] on IMS (00:29:41)?

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Yeah, I’ll add a few things, Noah. Good to hear your voice as well. The mix issue, there’s actually a bright side to it. Two things. Number one, transportation is picking up, which we think could be a leading indicator of what we’ll see in the forklift market when that comes up. These are large capital market decision, a lot of which are indexed off of interest rates as far as when they decide to pull the trigger. And as you know, our transportation business, I think we mentioned, is up – revenue is up in the mid-20s, so good signal there. Lower margins, so you get a little bit of mix pressure from that.

And then the other positive signal within the material handling mix component is we’ve got two very strategic significant new product launches that are going to start to kick in, in Q3 and more in Q4 leading into the next year with our Gen 2 lithium batteries and our chargers. With selling a new chemistry like lithium, there tends to be a high attach rate to chargers and also when you buy a new forklift, oftentimes the customer will place an order for a charger at that point in time. And our charges are our higher – are our highest margin portion of our material handling piece of our business.

So we’ve got a high degree of confidence that as material handling comes back and these new product introductions come out, the margins – I can’t see any reason why when things normalize, this shouldn’t be mid to high teens business. And as that comes back, that should happen pretty quickly. The question is going to be the pace of the recovery, which was the second part of your question.

I’ll give a little data to support some of the things Shawn had mentioned. The market is showing recovery signs, although it can be mixed. We have trade data continues to show confidence for calendar year 2027 growth by nearly 100% of the respondents, but they had some cautiousness in the expectations for the balance of 2026. Another – there’s one large OEM truck manufacturer has reported things very consistent with what we’re seeing. They said they had a miss in revenue, noting customers hanging onto lift trucks longer than normal, budget uncertainties, exactly what we’re seeing with some delays into Q4, but their bookings were up 45%.

So, we understand the lag is frustrating. It’s frustrating for us, but we really aren’t concerned at all. It’s just a matter of timing. We have so many great opportunities in front of us, and the fact that we’re able to deliver results like we did with this lingering market softness, the benefit when it comes back and then add to that more Gen 2 lithium, the Synova, the Fortix, which integrates all three in the market recovery, gives us a lot of confidence going forward. Hope that helps.

Noah Kaye Analyst, Oppenheimer & Co., Inc.	Q

It does. Thanks. And I’m just trying to think through cadence for NIS from here through the balance of the year. I mean, you called out some of the, I think, the margin comp challenges from 3Q of last year, which was – I mean, you were at 10.9% margins in the segment. That had been a big step-up sequentially from 2Q. So, recognize that there may be some mix issue there, but, I mean, is the right way to think about this just lower margins, but higher volumes, higher revenues? So just a little bit lower incremental margins. And I think just directionally trying to figure out how to model the cadence of the segment, especially with the continued kind of growth in backlog and DC orders.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Yeah, I’d be happy to give – to answer that as well, Noah. It’s – the ongoing trajectory of this business is fantastic. I mean, you look in the quarter, if you’ve got, NIS was up, revenue was up 3%, but you had margins up – AOE up 45% with a 320 basis point improvement in margins. But what we’ve said, and I think we called this out both last year as well as last quarter, there’s a project basis to this and then there’s also some larger customers. And especially in December every year, there can be some nuances of pulling in and pulling out. If you recall, last year in our third quarter, we had some customers in the second quarter that had pulled their orders into second quarter and then pushed out. And those were larger – lower margin portions of our business.

The trajectory is great, but quarter by quarter, there can be a little bumpiness. So, for example, if I just look at revenue in NIS and go quarter by quarter from Q1 through Q2, $391 million, you had that spike up last year of $435 million, down to $400 million in Q3, then $426 million, then we had $428 million, and spike up this quarter of $449 million. Next quarter, you’re going to be – you’re going to have a nice year-on-year volume increase, but sequentially might be a little bit of a step back.

Same thing, you look at margins, 7.7%, 8.3%, 11.5%, 11%, 10.5%, 11.2%. Nice trajectory, but a little bumpiness quarter by quarter. Last Q3, 11.5% was a stronger margin on a lower revenue. We’re just going to be continuing with that trend line, but you’ve got Q3 of last year at 11.5% AOE. Q2 of this year at 11.2%. We’re just going to be normalizing a little for that.

So you might have a little bit of a step back in margin temporarily, but still following that trajectory of ongoing margin improvement. It’s just, again, nothing concerning. It’s just if you want to model it, you got to more look at averaging some of this business versus each quarter being an independent data point. Does that help?

Noah Kaye Analyst, Oppenheimer & Co., Inc.	Q

That’s very helpful. I’ll turn it over. Thank you.

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Sure. Thanks.

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Thanks, Noah.

Operator: Your next question comes from the line of Brian Drab with William Blair. Your line is now open. Please go ahead.

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Good morning, Brian.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Brian Drab Analyst, William Blair & Co. LLC	Q

Thank you. I can’t tell if it’s the AI agent that helped me get on the call or not, but I’m glad I corrected the spelling of – or the pronunciation of my name. It’s pretty funny what the agent thought what my name was. So first, I just wanted to ask on telecom. I don’t see anything in the transcript, and I had to join a little late, I don’t see the mention of the word telecom in the transcript yet. I don’t see it in the press release or the slides. I’m just wondering, did I miss something or can you talk about what the – I think that’s still roughly like 20% or more of sales. What you’re seeing specifically in telecom at the moment?

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Yeah, Brian, good morning. It’s Shawn. Good to hear your voice. Before Keith came in, when I took over the – what was the Energy Systems business, we made some part of our operation overhaul was to merge our telecommunications and broadband business. And we began referring to them collectively as communications. And we will give color on like XM3 and broadband and what’s happening in the wireless carriers and that type of thing individually, separately, when we have updates to give, but we do refer to them collectively as communications.

And you’re correct, our mix hasn’t shifted much. So we talk about – in the script, you’ll note DOCSIS 4.0 continues to be fairly robust for us and is going well. A little bit choppier on the historic telecommunication side due to the project orientation of that business. If you recall, earlier in the calendar year, we were able to, and last fiscal year, capitalize on some – due to EnerGize, some nice cabinetized order systems for a large wireless carrier where we picked up some share and we saw that project move through the pipeline. But anyway, that’s how we’re reporting it. Based on that, did you have a more specific question about it?

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

And Brian, I can give you some...

Brian Drab Analyst, William Blair & Co. LLC	Q

Yeah. The specific question was just how much are telecom sales down? Because, I mean...

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Yeah.

Brian Drab Analyst, William Blair & Co. LLC	Q

...I’m seeing other companies like – companies I cover, like Valmont and Generac, getting hammered in backup power and anything related to telecom and the carrier spending right now. And it’s just been such an important part of the story here historically that I’m...

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Yeah, Brian...

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Brian Drab Analyst, William Blair & Co. LLC	Q

...just surprised that you’re not talking about it. Okay.

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Our comms business is doing well. Year-on-year, we’re flat. Sequentially, we’re up about 6%. We’ll be – year-on-year, we’ll be up again, but that gets to some of the comments that I was making on the choppiness in NIS business. We have, as you know, some large customers, both in the telecom and broadband space. They’ve got year-end budgets. So that’s what affects kind of that quarter to quarter.

And if you recall, last year, that’s where we talked about, we had some of our lower margin. It’s mostly enclosures that had been pulled into our Q2, so our Q2 number was up. That’s why we have the flat year over year. But next year – next quarter, we’re going to have a lower revenue, but a higher margin because some of that lower margin business had been pulled into Q2.

So that’s what we were referring to. But overall, the business is doing real well. And at the end of the day, there is a lot of demand for data and the network upgrades are essential to support that data movement. So really, we have durable demand in there for reliable solutions and we’ve got some good things coming with our XM Edge savings platform that we’ve received awards and we have some field trials that are targeted starting this month with production next year.

So good things in front of us. We didn’t have any more comments just because I think there wasn’t anything explicit to mention.

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Yeah, Brian, and where we might differentiate a little bit from some of your other coverage is just, similar to material handling, we have the replacement aspect of the battery portion of the business in these accounts. So we tend to have a little bit more resiliency when they’re not doing large project deployments. We’ve seen very few times in our history where they shut off that break-fix maintenance budget. We saw one in 2024, for example, but that’s very unusual. We typically have a standard operating run rate with the replacement side.

Brian Drab Analyst, William Blair & Co. LLC	Q

Okay. Yeah. I mean, I don’t know if I missed it, but I’m just wondering within comms, like how much is broadband up and how much is telecom down? And I’ll leave it there for now and follow up more later. Thank you.

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Sure. Thanks, Brian.

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Thanks, Brian.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Operator: Your next question comes from the line of Greg Lewis with BTIG. Your line is now open. Please go ahead.

Gregory Lewis Analyst, BTIG LLC	Q

Yeah. Hi. Thank you and good morning, and thanks for taking my questions. I was hoping you could talk a little bit more about the pending Ultralife acquisition, I guess, kind of the genesis of that. [ph] We’ve kind of poked (00:40:53) around and see what – see how it scales you into the A&D business. But just kind of curious how we should be thinking about that and I guess, opportunity for synergy. Does it tie into the cell facility that we’re going to be building, I guess, over the next couple years? Yeah. That’s kind of my first question.

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Yeah. So good morning and great to hear your voice, Greg. Thanks for joining us. Yeah, listen, that we know this business very well, having operated similarly in the space for a long time. And they have some – as we noted in the public comments, they have some very attractive chemistries. Some look a lot like the chemistries we’re already doing. Some are new chemistries. And they’ll be very helpful, as we mentioned, in pursuing drone and counter-drone. They also, as we mentioned in the public remarks, have a purpose-built lithium reserve battery facility and EnerSys operates in the liquid reserve space as well, although we have a different – we’ve been more defense market orientation, where they’ve been oil and gas [ph] or the liquid reserve (00:42:10). But nonetheless, it’s a purpose-built facility that they have that has already got the permitting and understands the chemistry and how to handle that specific chemistry, and we have a need to expand it. So for that – for us, it’s just an accelerator of our expansion plans into that space.

So we see this as a very good fit. There are certainly things that we’re still separate companies. So, we won’t have a full plan until we close after the first of the year and have the opportunity to fully dig in and understand how the pieces might all come together. But back to your point, in terms of how it looks in the defense space, we find it very, very compelling. We see those chemistry opportunities just augmenting what we already do in our nine chemistries of lithium today. And we’re very excited about it, plus we’re very excited about their team. They’re a very, very good team over there and they understand how to operate in these chemistries and how to deploy these chemistries, which would be a great fit with EnerSys.

Gregory Lewis Analyst, BTIG LLC	Q

Okay, great. And then my other question was kind of around the backlog. It feels like over the last couple months, you can’t turn on the TV or look at the news and not see something about data centers. And so really what I’m kind of wondering is, and maybe we can talk to data centers, maybe we can talk to other pieces of the backlog, has there been any shifting of the backlog? I mean, I imagine, historically, things in the backlog always push right. I guess, I’m curious, over the last couple months, have some things pulled forward, other things pushed out. Any kind of noticeable changes to the backlog or is it really across the – is it kind of just business as usual?

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Yeah. So I’ll take that one, too. It’s pretty much business as usual. And I just want to speak to and give you a specific example in the data center space since you mentioned it. But our TPPL battery offering is the highest energy density battery offering in lead acid. And in fact, it can do sub-5 minute rates. It can do a lot of the things that lithium’s doing without having to do new fire suppression systems or permitting and that sort of thing

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

associated with lithium batteries. Because of the fact that it’s sort of a safe, high-performance chemistry without those other concerns, all of our growth today, Greg, has been in brownfield data centers where the permitting already exists, the architecture already supports this chemistry, where there isn’t a need to or a capability to go out and redo that architecture. And so it’s our – all of our growth has been in brownfield. And even if the AI thing were to slow, and without debating that point, we don’t really see any cessation in brownfield expansion, because even without AI, there’s just this climbing need for data, data processing, data transport.

So we’ve got no indication in our order book, our backlog, no indication from our customer base that that would change. In fact, we just continue to see adding to that backlog and adding to see new projects come online. As we get into DataSafe Noir, that is our lithium offering. And that for us is expansionary and is accretive. There shouldn’t be any of that that is cannibalization for us. But even there, our pipeline is increasingly robust. I think we have over 80 opportunities in sales forces, our CRM, and representing over a thousand battery cabinets to date that are coming online.

So we feel very good about where that’s headed. I do believe also that what we’re seeing from our customer base and from the data center operators and builders, that they’re willing to lean in more and work with their regulatory environments, work with their local and state federal officials to do more things to benefit the communities where they want to build these centers. So I am in the camp that I believe this will all be worked out. There’s a lot of tax revenue to be had and a lot of really high paying Middle America jobs associated with these centers. So I tend to trend more optimistic. But in terms of the data that we’re seeing, what we’re seeing in our order book, really no change.

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

And I can give you a little bit of some framing by segment, Greg, if that’s helpful. Good to hear your voice as well. Year-on-year, our backlog is up 3% in IMS, trans up, and obviously, material handling still feeling that pressure. NIS is up 26%, PPS up 102%. Our quarterly backlog coverage is 1.3, which hasn’t been – I’m looking at last quarter, it was 1.1. Last year, it was 1.0. So nice increase there.

You mentioned data centers. Data center bookings are up mid-teens. And that’s all, again, our lead acid portion of the business. Shawn mentioned we got nearly 80 customer pipeline opportunities with 1,000 cabinets. In our order book, there’s only six cabinets so far. So – and as we said, it’s not going to be a material piece this fiscal year, but there’s a lot of activity, which gives us a lot of confidence in the fiscal 2028 opportunity there. So the lead acid will continue and then the Noir should be incremental.

Gregory Lewis Analyst, BTIG LLC	Q

Got it. Super helpful. Thanks and have a great day.

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Thanks. You too, Greg.

Operator: Your next question comes from the line of Chip Moore with ROTH Capital Partners. Your line is now open. Please go ahead.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

Chip Moore Analyst, ROTH Capital Partners LLC	Q

Hey, morning. Thanks for taking the question. I wanted to ask...

Andrea J. Funk Executive Vice President & Chief Financial Officer, EnerSys	A

Hey, Chip.

Chip Moore Analyst, ROTH Capital Partners LLC	Q

....one on – hey, Andi, around – you talked about midterms on the data center side and laid out some good color there on TPPL and your position. I’m curious your thoughts on midterms on aerospace and defense, if any, just given some of the changes.

Shawn M. O’Connell President, Chief Executive Officer & Director, EnerSys	A

Yeah. Hi, Chip. I’ll lead in there. None of our markets and our strategy about electrification, about bringing more energy efficiency to our customers, none of that seems to be across any of the dialog in jeopardy or in challenge. And early stages from what we’ve seen in the bipartisan support that has existed in domesticating battery and FEOC compliance, that all seemed to have prevailed pretty well in the midterms. And I’ll just remind you that the whole impetus to start domesticating supply chain started in the Biden administration.

So 45X, it was first introduced in the Biden administration, the FEOC compliance. At the time, what was different was the language. The language was more around green and other sustainability and other types of language. But bipartisan support for the critical elements and the critical drivers of domesticating those supply chains was very strong. It continued in the Trump administration. It was reaffirmed. We don’t anticipate any major change and we have very good representation on the Hill giving us an early view, and we’re going to continue to work our plan. But as I said, nothing about the things that we’re addressing seems to be at issue in terms of our desire to solve energy security and labor scarcity. They just don’t seem to be in play for political discourse. They seem to be supported sort of table stakes items for both sides of the aisle. So we’re not overly confident, but we’re optimistic.

Chip Moore Analyst, ROTH Capital Partners LLC	Q

Perfect. Thanks very much.

Operator: We have reached the end of the question-and-answer session. I will now turn the call back to Shawn O’Connell, President and CEO, for closing remarks.

Shawn M. O’Connell

President, Chief Executive Officer & Director, EnerSys

Thank you, Melissa. Thank you all for joining us today. We look forward to speaking with you again soon. Have a great day.

Operator: This concludes today’s call. Thank you for attending. You may now disconnect.

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EnerSys (ENS) Q2 2027 Earnings Call	Corrected Transcript 12-Nov-2026

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